SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: January 21, 2011
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     On January 21, 2011, Navios Maritime Partners L.P. (“Navios”) issued a press release announcing its cash distribution for the quarter ended December 31, 2010. As of December 31, 2010, there were outstanding: 41,779,404 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,028,599 general partnership units. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     On January 24, 2011, Navios issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2010. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-157000 and 333-170284.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: January 24, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated January 21, 2011

99.2	Press Release dated January 24, 2011